Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF RESHAPE LIFESCIENCES INC.

ReShape Lifesciences Inc. (the “Corporation”), a corporation duly organized and existing under the Delaware General Corporation Law (the “DGCL”), does hereby certify that:

FIRST: The name of the corporation is ReShape Lifesciences Inc. and the name under which the corporation was originally incorporated is EnteroMedics Inc.

SECOND: The date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was July 22, 2004.

THIRD: The amendment to the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, set forth below was duly adopted and approved by the Board of Directors effective as of September 17, 2018 and was approved by the stockholders at a special meeting of the Corporation’s stockholders, duly called and held on October 30, 2018 upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH. The Sixth Amended and Restated Certificate of Incorporation, as amended, is hereby amended by amending and restating Section 4 of Article IV:

“4. Reverse Stock Split. Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation, as amended, of the Corporation, each one hundred forty (140) shares of Common Stock, par value $0.01 (the “Old Common Stock”), either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.01 per share (the “New Common Stock”). The Corporation shall, through its transfer agent, provide a book-entry statement reflecting the number of shares of New Common Stock to which the holder is entitled following a reverse stock split to holders of Old Common Stock. From and after the Effective Time, certificates representing shares of Old Common Stock are hereby canceled and shall represent only the right of holders thereof to receive New Common Stock. The Corporation shall not issue fractional shares of New Common Stock. The reverse stock split shall not increase or decrease the amount of stated capital or paid-in surplus of the Corporation, provided that any fractional share that would otherwise be issuable as a result of the reverse stock split shall be rounded up to the nearest whole share of New Common Stock. From and after the Effective Time, the term “New Common Stock” as used in this Article IV shall mean common stock as provided in the Sixth Amended and Restated Certificate of Incorporation, as amended.”

FIFTH: Except as herein amended, the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended, shall remain in full force and effect.

SIXTH: The Effective Time of this Amendment will be November 7, 2018 at 4:01 p.m. Eastern Time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on November 7, 2018.

RESHAPE LIFESCIENCES INC.

By:	/s/ Scott P. Youngstrom
Name:	Scott P. Youngstrom
Title:	Chief Financial Officer